# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ranger Energy Services, Inc., CIK 0001699039
CUSIP: 75282U104
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 10350 RICHMOND AVENUE, SUITE 550, HOUSTON, Texas (TX), 77042
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002109134

## Reporting persons
- American Well Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,998,401; sole dispositive power 0; shared dispositive power 1,998,401; aggregate amount beneficially owned 1,998,401 (8.5% of the class)
- Argonaut Fund IV GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,998,401; sole dispositive power 0; shared dispositive power 1,998,401; aggregate amount beneficially owned 1,998,401 (8.5% of the class)
- BW Investment Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,998,401; sole dispositive power 0; shared dispositive power 1,998,401; aggregate amount beneficially owned 1,998,401 (8.5% of the class)
- Mitchell Steven R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,998,401; sole dispositive power 0; shared dispositive power 1,998,401; aggregate amount beneficially owned 1,998,401 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Ranger Energy Services, Inc.
Address of issuer's principal executive offices: 10350 RICHMOND AVENUE, SUITE 550, HOUSTON, TEXAS, 77042.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) American Well Holdings, LLC ("AWH"), with respect to the shares of Class A Common Stock directly owned by it;

(ii) Argonaut Fund IV GP, LP ("GP"), with respect to the shares of Class A Common Stock directly owned by AWH;

(iii) BW Investment Management, Inc. ("BW"), with respect to the shares of Class A Common Stock indirectly owned by GP; and

(iv) Steven R. Mitchell, with respect to the shares of Class A Common Stock indirectly owned by BW.

AWH is the direct owner of 1,998,401 shares of Class A Common Stock of the Issuer, representing approximately 8.5% of the 23,550,288 shares of Class A Common Stock outstanding as of January 29, 2026, as disclosed in the Issuer?s Form S-3 filed February 3, 2026.

AWH acquired its shares of Class A Common Stock of the Issuer as partial consideration for AWH's sale to the Issuer of all the membership interests of American Well Intermediate Holdings, LLC, a wholly owned subsidiary of AWH, as described in more detail in the Issuer's Form 8-K filed on November 10, 2025 (the "Transaction"). This statement is being filed in connection with the Issuer's February 3, 2026, registration on Form S-3 of the shares of Class A Common Stock of the Issuer issued to AWH in connection with the Transaction.

BW is ultimately controlled by Mr. Mitchell, the President and Chief Executive Officer of BW, the general partner of GP, which in turn is the general partner of each of Argonaut Private Equity Fund IV, LP and Argonaut Private Equity Fund IV-A, LP (collectively, the "Argonaut Fund IV Entities").

The Argonaut Fund IV Entities indirectly control AWH. GP makes the voting and investment decision on behalf of the Argonaut Fund IV Entities.

Each of Mr. Mitchell, BW, GP, and the Argonaut Fund IV Entities may be deemed to be the beneficial owners of the 1,998,401 shares of Class A Common Stock. Each of BW, GP and Mr. Mitchell disclaim any such beneficial ownership, except to the extent of their pecuniary interests therein.

AWH is managed by a management board (the "Board") which operates by majority vote such that no individual member of the Board has voting or dispositive control over the securities held by AWH. Each individual constituting the Board therefore expressly disclaims beneficial ownership of these securities.
Address of principal business office or, if none, residence: The address and principal office of the Reporting Persons is 7030 South Yale Avenue, Suite 810, Tulsa, OK, 74136.
Citizenship:
(i) AWH is a limited liability company organized under the laws of the State of Texas.

(ii) GP is a limited partnership organized under the laws of the State of Delaware.

(iii) BW is a corporation organized under the laws of the State of Delaware.

(iv) Mr. Mitchell is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,998,401 shares
Percent of class: 8.5%
Sole power to vote or to direct the vote: -0- shares
Shared power to vote or to direct the vote: 1,998,401 shares
Sole power to dispose or to direct the disposition: -0- shares
Shared power to dispose or to direct the disposition: 1,998,401 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- American Well Holdings, LLC: /s/ Phil VanTrease, By: APE IV Management, IV, its manager, By Phil VanTrease, Chief Financial Officer and Secretary (02/04/2026)
- Argonaut Fund IV GP, LP: /s/ Steven R. Mitchell, By: BW Investment Management, Inc., its general partner, By: Steven R. Mitchell, President and Chief Executive Officer (02/04/2026)
- BW Investment Management, Inc.: /s/ Steven R. Mitchell, Steven R. Mitchell, President and Chief Executive Officer (02/04/2026)
- Mitchell Steven R: /s/ Steven R. Mitchell, Steven R. Mitchell, Individually (02/04/2026)